SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

TerraForm Power, Inc.
(Name of Issuer)

Class A common stock, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

D. E. Shaw & Co., L.P.
Attn: Compliance Department
1166 Avenue of the Americas, 9th Floor
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Composite Holdings, L.L.C. FEIN 20-3816265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage set forth in Row 13 of this Cover Page is based on an aggregate number of 91,361,593 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K dated July 25, 2016.

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2 The percentage set forth in Row 13 of this Cover Page is based on an aggregate number of 91,361,593 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K dated July 25, 2016.

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

3 The percentage set forth in Row 13 of this Cover Page is based on an aggregate number of 91,361,593 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K dated July 25, 2016.

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4 The percentage set forth in Row 13 of this Cover Page is based on an aggregate number of 91,361,593 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K dated July 25, 2016.

Introductory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Class A common stock, $0.01 par value per share of TerraForm Power, Inc. (the “Issuer”), previously filed by the Reporting Persons with the SEC on August 25, 2016, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed on October 14, 2016 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 21, 2016, D. E. Shaw Renewable Investments, L.L.C. (“DESRI”), an affiliate of the Reporting Persons, delivered a preliminary, non-binding proposal (the “Letter of Intent”) to Centerview Partners LLC, Morgan Stanley & Co. LLC, and Rothschild & Co. SCA, pursuant to which, among other things, DESRI indicated its interest in a transaction in which DESRI would become the operating sponsor of the Issuer. The Letter of Intent is non-binding on DESRI and is subject to satisfactory completion of DESRI’s due diligence review and the negotiation of definitive agreements. The foregoing description of the Letter of Intent is a summary only and is qualified in its entirety by reference to the full text of the Letter of Intent, a copy of which is filed as Exhibit 4 to this Amendment No. 2 and is incorporated by reference into this Item 4.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, and the general business and future prospects of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 3	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014.

Exhibit 4	Letter of Intent, dated October 21, 2016, from D. E. Shaw Renewable Investments, L.L.C. to Centerview Partners LLC, Morgan Stanley & Co. LLC, and Rothschild & Co. SCA.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3.

Dated: October 25, 2016

D. E. Shaw Composite Holdings, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw